FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES
CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2008

(Santiago, Chile, July 31, 2008) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the second quarter ended June 30, 2008. All figures are expressed in Chilean pesos as of June 30, 2008. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$526.05 and UF1.00 = Ch$20,252.71 as of June 30, 2008).

Madeco Highlights

  For the second quarter of the year, the Company reported a net income of Ch$6,002 million, 12.6% less than the Ch$6,864 million reported for the same period of 2007. Nevertheless, operating income increased from Ch$12,792 million to Ch$16,598 million due to higher gross income and lower selling, general and administrative expenses (as percentage of sales). Moreover, non-operating income reached a loss of Ch$9,159 million compared to the charge of Ch$3,238 million from the year before. On the other hand, charges for income taxes, minority interest and others, decreased from Ch$2,690 million to Ch$1,438 million between 2Q07 and 2Q08.

  Revenues in 2Q08 increased by 23.2% compared to 2Q07, reaching Ch$218,524 million, explained by higher sales associated to the Wire & Cable and Flexible Packaging units (increasing by Ch$45,235 million and Ch$5,226 million, respectively), offset by lower sales related to the Brass Mills unit (decreasing by Ch$7,839 million). Sales volumes rose by 5,050 tonnes for the period, mainly due to higher sales volumes in Brazil and Chile, of 2,328 and 2,243 tonnes, respectively.

  Operating income in 2Q08 grew by 29.8% compared to 2Q07, reaching Ch$16,598 million. This increase was mostly attributable to a higher gross income of Ch$5,643 million (explained by larger margins and selling prices), offset by higher selling, general and administrative expenses of Ch$1,837 million (explained by additional marketing and commercial activity and higher salaries).

  As of the second quarter of 2008, cash and cash equivalents amounted to Ch$40,587 million compared to Ch$16,075 million in 2Q07. This is explained by larger net cash flow from financial activities in order to finance the Company’s corporate reorganization process and working capital needs.

  In June 2008 the Company paid the schedule bonds, and prepaid all the remaining bonds due, totaling a payment of Ch$22,710 million. The borrowings to pay this debt were obtained through short-term debt, which should be paid after the transaction with Nexans is completed.

  As was published the first quarter of 2008, on February 21, 2008, the Company and Nexans signed a Purchase Agreement. By this Agreement the Company committed to transfer its assets of the Wire & Cable unit in Chile, Peru, Brazil, Argentina and Colombia to Nexans, in exchange of US$448 million in cash, plus 2.5 million shares of Nexans. Also it was settled that the transaction will be closed no later than September 30, 2008. Moreover, this Agreement was conditioned among others, to the obtainment of all authorizations and the approval required (including the approval of the Shareholders' Meetings of both companies), and the fulfillment by the Company of its corporate reorganization process.

  The corporate reorganization process can be summarized as follows for each subsidiary:
    Chile: transfer of the assets and liabilities of the Wire & Cable unit to Madeco Cables S.A.;
    Peru: transfer of all the shares of Indeco S.A. to Invercable S.A.;
    Brazil: transfer of all the shares of Ficap to Madeco S.A.;
    Argentina: consolidation of the activities of the Wire and Cable unit in Indelqui S.A.; and
    Colombia: the current society in Colombia would not suffer any changes.

  In April 2008, Madeco and Nexans' shareholders approved the transaction between both companies. Additionally, Nexans' shareholders nominated a member of Madeco as part of its board of directors. Furthermore, if this transaction is successfully carried out, the board of directors of the Company agreed to distribute an extraordinary dividend equivalent to the 76% of the net income of the transaction limited to US$165 million.

  The corporate reorganization process of the Company as of June 2008 has progressed as follows:
    Chile: in June 2008, the assets and liabilities of the Chilean Wire & Cable unit were transferred through a capital increase to Madeco Cables S.A.;
    Peru: during May 2008, Invercable S.A. made a capital increase, which was entirely subscribed by Madeco S.A. Furthermore, Invercable S.A. became the main shareholder of Indeco;
    Brazil: in May 2008, as a result of a capital decrease made by Metal Overseas S.A., Ficap S.A.’s shares were transferred to Madeco S.A.; and
    Argentina: the assets of the Wire & Cable unit of Decker-Indelqui S.A were transferred to Indelqui S.A. by the end of 2007.

  Highlights of the Income Statement (Exhibit 1 and 2)
Net Income
Net income for 2Q08 reached Ch$6,002 million, 12.6% lower than the Ch$6,864 million totalized the year before. This was mainly due to larger non-operational losses of Ch$5,920 million, explained by higher charges of price-level restatement, financial expenses and other non-operating expenses. This reduction was partially offset by an increment of operational income of Ch$3,806 million and lower charges related to income tax, minority interest and others of Ch$1,252 million, compared to the second quarter of 2007.

Revenues
Revenues in 2Q08 were Ch$218,524 million, a 23.2% higher than the same quarter of 2007. The increase in consolidated revenues is basically explained by the escalation of copper and aluminum prices during 2Q08 and higher sales obtained by the Wire & Cable and Flexible Packaging units (incremental of Ch$45,235 million and Ch$5,226 million, respectively) offset by lower sales of the Brass Mills unit (reduction of Ch$7,839 million). Volumes sales showed a growth of 5,050 tonnes 12.5% above 2Q07 explained by an increase of the Wire & Cable unit's sales of 5,025 tonnes and Flexible Packaging unit's sales of 1,172 tonnes, balanced by lower Brass Mills unit's volumes  sales of 1,497 tonnes.

Gross Income
Gross income in 2Q08 was Ch$27,413 million, 25.9% higher than the Ch$21,770 million reported in 2Q07 as a result of a 23.2% increase in revenues and a 22.8% increase in cost of sales. The rise in gross margin is explained by higher sales of added-value products and similar composition in the product mix of the Wire & Cable unit, while comparing both periods (i.e. the percentages of aluminum and copper over total sales presented slight variations).

Operating Income
Operating income for 2Q08 amounted to Ch$16,598 million, increasing by 29.8% over the Ch$12,792 million obtained in the same period the year before. The growth of the operational income is justified by a higher gross income, offset by higher selling, general and administrative expenses. Furthermore, for 2Q08 the gross margin increased from to 12.3% to 12.5% compared to 2Q07, and selling, general and administrative expenses, as percentage of sales, dropped from 5.1% to 4.9% by the end of both quarters.

Non-Operating Result
The Company’s non-operating losses for 2Q08 amounted to Ch$9,159 million, Ch$5,920 million higher than the Ch$3,238 million reported in 2Q07. This was attributable to higher charges of price-level restatement of Ch$2,795 million, explained by a lower exchange rate of the Chilean Peso against the U.S. Dollar and the appreciation of the Peruvian Sol, higher financial expenses of Ch$2,270 million and other non-operating expenses of Ch$1,377 million, both increments can be explained by loans and charges related to the corporate reorganization process of the Company.

Income Tax
During 2Q08, income tax amounted to Ch$906 million, compared to Ch$1,703 million in the same period of the year before, as a result of lower profits before taxes and higher tax credits.

Minority Interest
While in 2Q07 the Company’s minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) amounted Ch$1,006 million, in 2Q08 totalized Ch$582 million mainly as result of lower profits obtained during the period.

  Analysis by Business Unit (Exhibits 3 to 6)
Wire and Cable
Revenues reached by this unit in 2Q08 amounted to Ch$155,522 million (41.0% higher than 2Q07), of which Ch$32,195 million came from sales of copper rod and Ch$123,327 million from sales of cables. Volume sales had risen 23.6% due to an increase in copper rod sold in Chile (2,463 tonnes), aluminum cables sold in Brazil (2,295 tonnes) and copper cables sold in Peru (574 tonnes). These volumes were partially balanced by lower volumes sold in Argentina of aluminum cables (1,102 tonnes) in comparison with 2Q07.

The cost of sales climbed to Ch$136,364 million in 2Q08, 41.6% higher than the Ch$96,318 million reported the year before. This increase was principally attributable to the growth of sales volume, raw materials costs (mainly copper and aluminum) and production costs (mainly, energy and fuels).

Gross Income rose by 37.1% from Ch$13,974 million to Ch$19,158 million in 2Q08, as the result of higher selling prices and similar percentage of aluminum and copper as part of mix of sales offset by higher costs of sales compared to 2Q07.

Selling, general and administrative expenses rose by 21.5% in 2Q08 (from Ch$5,225 million to Ch$6,347 million), as the result of an incremental of commercial and marketing activity, a rise in salaries (due to the addition of new employees -as a consequence of the corporate reorganization process- and CPI adjustments) and higher other expenses (e.g. IT, consultancy fees, etc.). However, as a percentage of sales, expenses decreased from 4.7% in 2Q07 to 4.1% in 2Q08.

Operating income totaled Ch$12,811 million in 2Q08, a 46.4% increase in comparison to the Ch$8,749 million reached in 2Q07. This growth is explained by larger gross income and selling, general and administrative expenses. Meanwhile, as a percentage of sales, operating income climbed from 7.9% to 8.2%.

Brass Mills
Revenues in 2Q08 reached to Ch$23,915 million, 24.7% lower than the Ch$31,754 million reported in 2Q07. This was due to a drop of volumes sold in the Chilean market slightly offset by higher volumes sold in Argentinean market.

Cost of sales showed a reduction of 25.5% as a result of the lesser volume sales, offset by higher prices of energy and raw materials, and the rise of operational costs.

Gross income decreased by 11.7% in 2Q08, nevertheless as percentage of sales, gross income climbed from 5.7% to 6.6%, this margin increase is explained principally by lower sales volume and more services given to customers (as percentage of sales), offset by higher energy and operational costs.

Selling, general and administrative expenses rose by 8.1%, from Ch$1,430 million to Ch$1,546 million, explained by increased salaries and more marketing and commercial activity. Additionally, as a percentage of sales expenses had risen from 4.5% to 6.5%.

Operating income totaled Ch$42 million in 2Q08 lower than the Ch$369 million of 2Q07, due to the higher selling, general and administrative expenses, slightly balanced by higher gross income (as percentage of sales) and the good performance obtained by this unit in June 2008 while comparing to the same month of 2007.

Flexible Packaging
Revenues had risen by 20.9%, from Ch$24,997 million in 2Q07 to Ch$30,203 million in 2Q08. Volume sales increased by 11.7% (or 1,172 tonnes) in 2Q08, explained by a growth of volume sales of Chile (571 tonnes) and Argentina (426 tonnes). On the other hand, Peru increased only by 175 tonnes, nonetheless in terms of total Flexible Packaging unit’s sales amounted 54.2%.

Compared to 2Q07 cost of sales rose by 18.3%, from Ch$21,191 million to Ch$25,074 million. The higher cost of sales is explained by the escalation of raw material costs (aluminum, propylene, etc.) balanced by the reduction of operational costs (as percentage of cost of sales). As a percentage of sales, costs dropped from 84.8% to 83.0%.

Gross income growth by 35.5% from Ch$3,786 million in 2Q07 to Ch$5,129 million in 2Q08, mainly due to the good performance of the Peruvian and Argentinean subsidiaries (in terms of gross margin and gross income), followed by the results of the Chilean subsidiary.

Selling, general and administrative expenses amounted to Ch$1,699 million in 2Q08 an increment of 40.2% in contrast with the Ch$1,212 million of 2Q07. As a percentage of sales, SG&A rose from 4.9% to 5.6% in 2Q08. In addition, the growth of expenses is explained by higher salaries and other general expenses.

Operating income in 2Q08 was Ch$3,430 million compared to Ch$2,574 million in 2Q07, attributable to the good performance of the Argentinean operations chased by Peruvian and Chilean subsidiaries.

Aluminum Profiles
In spite of larger volumes sold (volumes increased by 12.5% compared to 2Q07), revenues in 2Q08 dropped from Ch$10,363 million to Ch$8,884 million, a 14.3% reduction compared to 2Q07 explained mainly by lower selling prices.

Cost of sales fell by 9.9%, from Ch$8,151 million in 2Q07 to Ch$7,345 million in 2Q08. As percentage of sales, the unit’s costs rise from 78.7% to 82.7%, explained by higher price of aluminum and operational costs, and in a less extent to the addition of the new PVC profiles plant.

Gross income in 2Q08 dropped by 30.4% compared to Ch$2,212 million reached in 2Q07, as result of lower selling prices and higher costs of sales for the period in comparison with 2007.

Selling, general and administrative expenses rose by 10.0%, from Ch$1,112 million to Ch$1,223 million in 2Q08, attributable the higher marketing and commercial activity of the Company in order to enhance its commercial network by the incorporation of new branches across Chile.

Operating income for 2Q08 totaled Ch$316 million, 49.1% lower than the Ch$1,100 million reported in 2Q07, due to the reduced gross income, and incremented selling, general and administrative expenses.

  Balance Sheet Analysis (Exhibit 7)
Assets
The Company’s assets as of June 30, 2008 amounted to Ch$598,473 million, an increase over the Ch$529,762 million reported as of June 30, 2007.

Current Assets
Amounted to Ch$386,104 million, 24.5% higher than the Ch$310,091 million of June 2007, explained by increased short-term deposits ($23,509 million), inventories (Ch$21,494 million) accounts receivable (Ch$15,982 million) and recoverable taxes ($5,563 million). The rose of short-term deposits was driven by deposits obtained in Peru and Brazil, compensated by lower deposits of Alusa. Inventories increased in comparison with the 2Q07 due to larger volumes of copper sold and greater valuation of inventories.

Fixed Assets
Amounted to Ch$181,191 million, a slight variation of 0.7% compared to 2Q07, explained by lower appraisal of buildings, machinery and equipment, balanced by Company’s fixed assets acquisition during the period and lower depreciation charges. The fixed assets reduction is derived from the application of the Chilean accounting bulletin n°64 (or BT64), which decreased the assets valuation in comparison with Chilean CPI and the exchange rate (between Chilean Peso and U.S. Dollar) among these quarters.

Other Assets
Totalized Ch$31,178 million, a fell of 16.2% (or Ch$6,031 million lower) compared to 2Q07, due to the reduction in the valuation of Company’s investments and goodwill, as in the case of fixed assets (mentioned above), by the application of BT64, offset by a higher balance of other assets.

Liabilities
Total liabilities as of June 30, 2008 amounted to Ch$289,586 million a growth of 35.9% compared to June 2007.

Bank Debt
As of June 30, 2008, amounted Ch$172,990 million, representing an increment of 65.9% (or Ch$68,548 million) in comparison to 2007, due to the loans taken by Company during the second quarter of 2008 in order to prepay “series D” bonds and to finance the corporate reorganization process and working capital needs.

Bonds
In June 2008 the Company paid the schedule bonds and prepaid all the remaining bonds due, totaling Ch$22,710 million. The funds to pay this debt were obtained through short-term borrowings, which should be paid after the transaction with Nexans is completed.

Shareholders’ Equity
 As of June 30, 2008 shareholders’ equity amounted Ch$283,496 million, which represent a decrease of 1.8% compared to 2007.

Paid Capital
While in June 2007 the paid capital totalized Ch$236,052 million in June 2008 summed Ch$241,828 million driven by the stock options right exercised in late 2007 by Company’s executives.

Share Premium
Amounted to Ch$44,434 million, varying slightly from the Ch$44,487 million reported in June 2007.

Other Reserves
Decreased by Ch$9,873 million from a loss of Ch$6,039 million in 2Q07, due to a lower valuation of foreign investments in accordance with the Chilean accounting bulletin N°64 (BT64).

Retained Earnings / (Accumulated Losses)
Retained earnings for the period totalized Ch$13,146 million lower than the Ch$14,130 million posted in 2Q07. The balance for 2008 is obtained by the addition of the net income of 2008 and the retained earnings of 2007, which were Ch$4,807 million.

For further information contact:
Jose Luis Valdes
Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

***************
Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Second Quarter)

	million of Ch$			million of US$ (1)
	2Q07	2Q08	% Var.	2Q07	2Q08	% Var.

Revenues	177,386	218,524	23.2%	336.7	415.4	23.4%
COGS	(155,615)	(191,110)	22.8%	(295.4)	(363.3)	23.0%
Gross Income	21,770	27,413	25.9%	41.3	52.1	26.1%
SG&A	(8,979)	(10,815)	20.5%	(17.0)	(20.6)	20.6%
Operating Income	12,792	16,598	29.8%	24.3	31.6	30.0%

Financial income	760	1,022	34.6%	1.4	1.9	34.8%
Equity in earning (losses) of related companies	3	12	293.9%	0.0	0.0	294.5%
Other non-operating income	(65)	174	-365.2%	(0.1)	0.3	-365.6%
Financial expenses	(3,175)	(5,445)	71.5%	(6.0)	(10.4)	71.7%
Positive goodwill amortization	(463)	(453)	-2.2%	(0.9)	(0.9)	-2.0%
Other non-operating expenses	(425)	(1,801)	324.1%	(0.8)	(3.4)	324.8%
Price-level restatement	128	(2,667)	-2190.4%	0.2	(5.1)	-2193.6%
Non-Operating Results	(3,238)	(9,159)	182.8%	(6.1)	(17.4)	183.2%

Income (Loss) before income taxes	9,553	7,439	-22.1%	18.1	14.1	-22.0%
Income tax	(1,703)	(906)	-46.8%	(3.2)	(1.7)	-46.7%
Minority interest	(1,006)	(582)	-42.2%	(1.9)	(1.1)	-42.1%
Negative goodwill amortization	20	50	157.8%	0.0	0.1	158.2%
Net Income (Loss)	6,864	6,002	-12.6%	13.0	11.4	-12.4%

Gross Margin	12.3%	12.5%	-	12.3%	12.5%	-
SG&A / Sales	5.1%	4.9%	-	5.1%	4.9%	-
Operating Margin	7.2%	7.6%	-	7.2%	7.6%	-

1 Exchange rate on June 30 2008 US$1.00 = 526.05
1 Exchange rate on June 30 2007 US$1.00 = 526.86

Exhibit 2: Consolidated Income Statement
(YTD June)

	million of Ch$			million of US$ (1)
	YTD Jun 07	YTD Jun 08	% Var.	YTD Jun 07	YTD Jun 08	% Var.

Revenues	346,047	395,110	14.2%	656.8	751.1	14.4%
COGS	(304,122)	(349,165)	14.8%	(577.2)	(663.7)	15.0%
Gross Income	41,924	45,945	9.6%	79.6	87.3	9.8%
SG&A	(17,260)	(19,688)	14.1%	(32.8)	(37.4)	14.2%
Operating Income	24,664	26,257	6.5%	46.8	49.9	6.6%

Financial income	1,394	1,466	5.2%	2.6	2.8	5.3%
Equity in earning (losses) of related companies	7	6	-14.8%	0.0	0.0	-14.7%
Other non-operating income	643	544	-15.4%	1.2	1.0	-15.2%
Financial expenses	(6,582)	(8,743)	32.8%	(12.5)	(16.6)	33.0%
Positive goodwill amortization	(948)	(840)	-11.4%	(1.8)	(1.6)	-11.3%
Other non-operating expenses	(1,078)	(2,106)	95.4%	(2.0)	(4.0)	95.7%
Price-level restatement	951	(3,426)	-460.1%	1.8	(6.5)	-460.7%
Non-Operating Results	(5,613)	(13,098)	133.4%	(10.7)	(24.9)	133.7%

Income (Loss) before income taxes	19,052	13,158	-30.9%	36.2	25.0	-30.8%
Income tax	(3,128)	(3,206)	2.5%	(5.9)	(6.1)	2.6%
Minority interest	(1,822)	(1,701)	-6.6%	(3.5)	(3.2)	-6.5%
Negative goodwill amortization	28	88	212.3%	0.1	0.2	212.8%
Net Income (Loss)	14,130	8,339	-41.0%	26.8	15.9	-40.9%

Gross Margin	12.1%	11.6%	-	12.1%	11.6%	-
SG&A / Sales	5.0%	5.0%	-	5.0%	5.0%	-
Operating Margin	7.1%	6.6%	-	7.1%	6.6%	-

1 Exchange rate on June 30 2008 US$1.00 = 526.05
1 Exchange rate on June 30 2007 US$1.00 = 526.86

Exhibit 3: EBITDA by Business Unit
(Second Quarter)

2Q07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	20,341	89,951	31,754	24,977	10,363	177,386
COGS	(19,933)	(76,385)	(29,955)	(21,191)	(8,151)	(155,615)
Gross Income	408	13,566	1,799	3,786	2,212	21,771
SG&A	54	(5,279)	(1,430)	(1,212)	(1,112)	(8,979)
Operating Income	462	8,287	369	2,574	1,100	12,792
EBITDA	504	10,224	1,020	3,632	1,416	16,796

Gross Margin	2.0%	15.1%	5.7%	15.2%	21.3%	12.3%
SG&A / Sales	-0.3%	5.9%	4.5%	4.9%	10.7%	5.1%
EBITDA Margin	2.5%	11.4%	3.2%	14.5%	13.7%	9.5%

Segment Contribution
% Revenues	9.3%	41.2%	14.5%	11.4%	4.7%	81.2%
% EBITDA	2.4%	49.5%	4.9%	17.6%	6.9%	81.3%

2Q08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	32,195	123,327	23,915	30,203	8,884	218,524
COGS	(31,626)	(104,738)	(22,327)	(25,074)	(7,345)	(191,110)
Gross Income	569	18,589	1,588	5,129	1,539	27,414
SG&A	0	(6,347)	(1,546)	(1,699)	(1,223)	(10,815)
Operating Income	569	12,242	42	3,430	316	16,599
EBITDA	691	13,868	593	4,796	721	20,669

Gross Margin	1.8%	15.1%	6.6%	17.0%	17.3%	12.5%
SG&A / Sales	0.0%	5.1%	6.5%	5.6%	13.8%	4.9%
EBITDA Margin	2.1%	11.2%	2.5%	15.9%	8.1%	9.5%

Segment Contribution
% Revenues	14.7%	56.4%	10.9%	13.8%	4.1%	100.0%
% EBITDA	3.3%	67.1%	2.9%	23.2%	3.5%	100.0%

2007 versus 2008
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	58.3%	37.1%	-24.7%	20.9%	-14.3%	23.2%
COGS	58.7%	37.1%	-25.5%	18.3%	-9.9%	22.8%
Gross Income	39.5%	37.0%	-11.7%	35.5%	-30.4%	25.9%
SG&A	N/A	20.2%	8.1%	40.2%	10.0%	20.4%
Operating Income	23.2%	47.7%	-88.6%	33.3%	-71.3%	29.8%
EBITDA	37.1%	35.6%	-41.9%	32.0%	-49.1%	23.1%

Exhibit 4: EBITDA by Business Unit
(YTD June)

YTD Jun 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	40,304	184,420	53,558	47,942	19,823	346,047
COGS	(39,514)	(155,885)	(52,057)	(40,940)	(15,727)	(304,123)
Gross Income	790	28,535	1,501	7,002	4,096	41,924
SG&A	0	(9,672)	(2,711)	(2,763)	(2,114)	(17,260)
Operating Income	790	18,863	(1,210)	4,239	1,982	24,664
EBITDA	870	22,875	123	6,682	2,605	33,155

Gross Margin	9.6%	17.8%	14.1%	16.8%	18.8%	15.6%
SG&A / Sales	0.3%	6.0%	3.9%	5.9%	9.7%	4.8%
EBITDA Margin	9.4%	14.5%	12.1%	16.3%	12.2%	13.1%

Segment Contribution
% Revenues	11.6%	53.3%	15.5%	13.9%	5.7%	100.0%
% EBITDA	2.6%	69.0%	0.4%	20.2%	7.9%	100.0%

YTD Jun 08
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	56,727	220,577	47,381	53,005	17,420	395,110
COGS	(55,161)	(188,971)	(46,073)	(44,548)	(14,412)	(349,165)
Gross Income	1,566	31,606	1,308	8,457	3,008	45,945
SG&A	0	(11,474)	(2,967)	(2,925)	(2,322)	(19,688)
Operating Income	1,566	20,132	(1,659)	5,532	686	26,257
EBITDA	1,642	23,203	(601)	8,062	1,476	33,782

Gross Margin	1.7%	15.3%	3.3%	15.6%	20.3%	12.1%
SG&A / Sales	0.0%	5.1%	4.8%	5.7%	12.3%	5.0%
EBITDA Margin	1.9%	12.2%	0.8%	15.2%	11.4%	9.6%

Segment Contribution
% Revenues	14.4%	55.8%	12.0%	13.4%	4.4%	100.0%
% EBITDA	4.9%	68.7%	-1.8%	23.9%	4.4%	100.0%

2007 versus 2008
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	40.7%	19.6%	-11.5%	10.6%	-12.1%	14.2%
COGS	39.6%	21.2%	-11.5%	8.8%	-8.4%	14.8%
Gross Income	98.2%	10.8%	-12.9%	20.8%	-26.6%	9.6%
SG&A	0.0%	18.6%	9.4%	5.9%	9.8%	14.1%
Operating Income	98.2%	6.7%	37.1%	30.5%	-65.4%	6.5%
EBITDA	88.7%	1.4%	-588.6%	20.7%	-43.3%	1.9%

Exhibit 5: EBITDA by Business Unit and Country
(Second Quarter)

	2Q07								2Q08
	(million of Ch$)								(million of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	2,281	2,338					0	4,619	4,743	2,781					0	7,524
Tons (Intercompany)	3,404	0					(3,404)	0	1,054	0					(1,054)	0
Tons (Total)	5,685	2,338					(3,404)	4,619	5,797	2,781					(1,054)	7,524

Revenues (Third parties)	10,196	10,145					0	20,341	17,983	14,212					0	32,195
Revenues (Intercompany)	15,147	0					(15,147)	0	6,453	0					(6,453)	0
Total revenues	25,343	10,145					(15,147)	20,341	24,436	14,212					(6,453)	32,195
COGS	(25,754)	(9,693)					15,514	(19,933)	(24,133)	(13,940)					(6)	(31,626)
Gross Income	(411)	452					367	408	303	272					(6)	569
SG&A	0	54					0	0	0	0					0	0
Operating Income	(411)	506					367	462	303	272					(6)	569
EBITDA	(372)	505					371	504	380	271					40	691

Gross Margin	-1.6%	4.5%	-	-	-		-	2.0%	1.2%	1.9%	-	-	-	-	-	1.8%
EBITDA Margin	-1.5%	5.0%	-	-	-		-	2.5%	1.6%	1.9%	-	-	-	-	-	2.1%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	2,072	8,134	0	2,026	3,286	1,177	0	16,695	2,471	10,461	0	941	4,013	929	0	18,815
Tons (Intercompany)	70	471	0	473	296	0	(1,310)	0	203	192	0	338	175	0	(908)	0
Tons (Total)	2,142	8,605	0	2,499	3,582	1,177	(1,310)	16,695	2,674	10,653	0	1,279	4,188	929	(908)	18,815
Kms.	0	0	706	0	0	0	0	706	0	0	839	0	0	0	0	839

Revenues (Third parties)	13,804	41,761	618	5,581	20,906	7,281	0	89,951	17,163	60,293	752	5,985	31,155	7,979	0	123,327
Revenues (Intercompany)	737	1,604	0	1,147	1,375	0	(4,863)	0	1,993	1,063	0	847	967	0	(4,870)	0
Total revenues	14,541	43,365	618	6,728	22,281	7,281	(4,863)	89,951	19,156	61,356	752	6,832	32,122	7,979	(4,870)	123,327
COGS	(12,340)	(37,875)	(804)	(5,703)	(18,631)	(5,791)	4,759	(76,385)	(15,093)	(54,113)	(711)	(5,634)	(26,716)	(6,954)	4,483	(104,738)
Gross Income	2,201	5,490	(186)	1,025	3,650	1,490	(104)	13,566	4,063	7,243	41	1,198	5,406	1,025	(387)	18,589
SG&A	(662)	(2,724)	(69)	(281)	(843)	(342)	(358)	(5,279)	(909)	(3,343)	(50)	(295)	(1,146)	(479)	(125)	(6,347)
Operating Income	1,539	2,766	(255)	744	2,807	1,148	(462)	8,287	3,154	3,900	(9)	903	4,260	546	(512)	12,242
EBITDA	1,911	3,933	(206)	821	3,042	1,214	(491)	10,224	3,485	4,680	44	981	4,565	630	(517)	13,868

Gross Margin	15.1%	12.7%	-30.1%	15.2%	16.4%		-	15.1%	21.2%	11.8%	5.5%	17.5%	16.8%	12.8%	-	15.1%
EBITDA Margin	13.1%	9.1%	-33.3%	12.2%	13.7%		-	11.4%	18.2%	7.6%	5.9%	14.4%	14.2%	7.9%	-	11.2%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	5,447	276	469				0	6,192	4,133	50	512				0	4,695
Tons (Intercompany)	221	0	0				(221)	0	541	0	0				(541)	0
Tons (Total)	5,668	276	469				(221)	6,192	4,674	50	512				(541)	4,695

Revenues (Third parties)	27,250	2,096	2,408				0	31,754	19,015	1,333	3,567				0	23,915
Revenues (Intercompany)	3,815	177	0				(3,992)	0	11,499	10	68				(11,577)	0
Total revenues	31,065	2,273	2,408				(3,992)	31,754	30,514	1,343	3,635				(11,577)	23,915
COGS	(28,802)	(2,969)	(2,179)				3,995	(29,955)	(29,196)	(1,256)	(3,368)				11,493	(22,327)
Gross Income	2,263	(696)	229				3	1,799	1,318	87	267				(84)	1,588
SG&A	(998)	(120)	(203)				(109)	(1,430)	(1,100)	(92)	(266)				(88)	(1,546)
Operating Income	1,265	(816)	26				(106)	369	218	(5)	1				(172)	42
EBITDA	1,765	(735)	109				(119)	1,020	618	66	77				(168)	593

Gross Margin	7.3%	-30.6%	9.5%	-	-		-	5.7%	4.3%	6.5%	7.3%	-	-	-	-	6.6%
EBITDA Margin	5.7%	-32.3%	4.5%	-	-		-	3.2%	2.0%	4.9%	2.1%	-	-	-	-	2.5%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	2,837	1,333	7,784				(1,907)	10,047	3,459	1,928	6,115				(283)	11,219
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	2,837	1,333	7,784				(1,907)	10,047	3,459	1,928	6,115				(283)	11,219

Revenues (Third parties)	9,288	3,760	13,034				(1,105)	24,977	9,913	6,683	14,205				(598)	30,203
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	9,288	3,760	13,034				(1,105)	24,977	9,913	6,683	14,205				(598)	30,203
COGS	(7,678)	(3,455)	(11,012)				954	(21,191)	(8,046)	(5,827)	(11,814)				613	(25,074)
Gross Income	1,610	305	2,022				(151)	3,786	1,867	856	2,391				15	5,129
SG&A	(511)	(196)	(445)				(60)	(1,212)	(669)	(337)	(629)				(64)	(1,699)
Operating Income	1,099	109	1,577				(211)	2,574	1,198	519	1,762				(49)	3,430
EBITDA	1,578	340	1,941				(227)	3,632	1,712	802	2,334				(52)	4,796
									99	410	185				162	856
Gross Margin	17.3%	8.1%	15.5%	-	-		-	15.2%	18.8%	12.8%	16.8%	-	-	-	-	17.0%
EBITDA Margin	17.0%	9.0%	14.9%	-	-		-	14.5%	17.3%	12.0%	16.4%	-	-	-	-	15.9%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	2,799							2,799	3,149							3,149
Tons (Intercompany)	0							0	0							0
Tons (Total)	2,799							2,799	3,149							3,149

Revenues (Third parties)	10,363							10,363	8,884							8,884
Revenues (Intercompany)	0							0	0							0
Total revenues	10,363							10,363	8,884							8,884
COGS	(8,151)							(8,151)	(7,345)							(7,345)
Gross Income	2,212							2,212	1,539							1,539
SG&A	(1,112)							(1,112)	(1,223)							(1,223)
Operating Income	1,100							1,100	316							316
EBITDA	1,416							1,416	721							721

Gross Margin	21.3%	-	-	-	-		-	21.3%	17.3%	-	-	-	-	-	-	17.3%
EBITDA Margin	13.7%	-	-	-	-		-	13.7%	8.1%	-	-	-	-	-	-	8.1%

Exhibit 6: EBITDA by Business Unit and Country
(YTD June)

	YTD Jun 07								YTD Jun 08
	(million of Ch$)								(million of Ch$)
	Chile	Peru					Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	4,977	4,951					0	9,928	8,788	5,214					0	14,002
Tons (Intercompany)	5,127	0					(5,127)	0	2,008	0					(2,008)	0
Tons (Total)	10,104	4,951					(5,127)	9,928	10,796	5,214					(2,008)	14,002

Revenues (Third parties)	20,240	20,064					0	40,304	33,769	22,958					0	56,727
Revenues (Intercompany)	21,618	0					(21,618)	0	10,048	0					(10,048)	0
Total revenues	41,858	20,064					(21,618)	40,304	43,817	22,958					(10,048)	56,727
COGS	(42,011)	(19,621)					22,118	(39,514)	(42,993)	(22,448)					232	(55,161)
Gross Income	(153)	443					500	790	824	510					232	1,566
SG&A	0	0					0	0	0	0					0	0
Operating Income	(153)	443					500	790	824	510					232	1,566
EBITDA	(74)	442					502	870	901	509					232	1,642

Gross Margin	-0.4%	2.2%	-	-	-		-	2.0%	1.9%	2.2%	-	-	-	-	-	2.8%
EBITDA Margin	-0.2%	2.2%	-	-	-		-	2.2%	2.1%	2.2%	-	-	-	-	-	2.9%

	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	4,437	16,970	0	4,183	7,149	2,030	0	34,769	4,793	22,715	0	2,075	8,712	1,990	0	40,285
Tons (Intercompany)	102	660	0	726	298	0	(1,786)	0	241	466	0	689	310	0	(1,706)	0
Tons (Total)	4,539	17,630	0	4,909	7,447	2,030	(1,786)	34,769	5,034	23,181	0	2,764	9,022	1,990	(1,706)	40,285
Kms.	0	0	1,527	0	0	0	0	1,527	0	0	1,611	0	0	0	0	1,611
								#N/A
Revenues (Third parties)	27,562	86,729	1,272	12,201	44,581	12,075	0	184,420	30,588	107,986	1,232	10,497	56,297	13,977	0	220,577
Revenues (Intercompany)	1,140	2,313	0	1,831	1,375	0	(6,659)	0	2,539	2,065	0	1,463	1,524	0	(7,591)	0
Total revenues	28,702	89,042	1,272	14,032	45,956	12,075	(6,659)	184,420	33,127	110,051	1,232	11,960	57,821	13,977	(7,591)	220,577
COGS	(24,500)	(76,295)	(1,425)	(11,994)	(38,393)	(9,846)	6,568	(155,885)	(27,801)	(97,131)	(1,152)	(9,997)	(48,278)	(11,928)	7,316	(188,971)
Gross Income	4,202	12,747	(153)	2,038	7,563	2,229	(91)	28,535	5,326	12,920	80	1,963	9,543	2,049	(275)	31,606
SG&A	(1,229)	(4,980)	(157)	(570)	(1,463)	(587)	(686)	(9,672)	(1,598)	(6,028)	(96)	(518)	(1,942)	(786)	(506)	(11,474)
Operating Income	2,973	7,767	(310)	1,468	6,100	1,642	(777)	18,863	3,728	6,892	(16)	1,445	7,601	1,263	(781)	20,132
EBITDA	3,740	10,182	(209)	1,630	6,586	1,771	(825)	22,875	4,394	8,464	74	1,578	8,121	1,408	(836)	23,203

Gross Margin	14.6%	14.3%	-12.0%	14.5%	16.5%	18.5%	-	15.5%	16.1%	11.7%	6.5%	16.4%	16.5%	14.7%	-	14.3%
EBITDA Margin	13.0%	11.4%	-16.4%	11.6%	14.3%	14.7%	-	12.4%	13.3%	7.7%	6.0%	13.2%	14.0%	10.1%	-	10.5%

	Chile	Coin	Argentina				Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	9,631	313	1,069				0	11,013	8,476	117	1,059				0	9,652
Tons (Intercompany)	501	0	9				(510)	0	1,346	0	0				(1,346)	0
Tons (Total)	10,132	313	1,078				(510)	11,013	9,822	117	1,059				(1,346)	9,652

Revenues (Third parties)	44,808	3,447	5,303				0	53,558	37,076	2,874	7,431				0	47,381
Revenues (Intercompany)	6,053	258	42				(6,353)	0	14,735	493	226				(15,454)	0
Total revenues	50,861	3,705	5,345				(6,353)	53,558	51,811	3,367	7,657				(15,454)	47,381
COGS	(49,461)	(4,015)	(4,953)				6,372	(52,057)	(51,249)	(3,059)	(7,198)				15,433	(46,073)
Gross Income	1,400	(310)	392				19	1,501	562	308	459				(21)	1,308
SG&A	(1,876)	(215)	(411)				(209)	(2,711)	(2,134)	(200)	(431)				(202)	(2,967)
Operating Income	(476)	(525)	(19)				(190)	(1,210)	(1,572)	108	28				(223)	(1,659)
EBITDA	540	(372)	172				(217)	123	(722)	255	163				(297)	(601)

Gross Margin	2.8%	-8.4%	7.3%	-	-		-	2.8%	1.1%	9.1%	6.0%	-	-	-	-	2.8%
EBITDA Margin	1.1%	-10.0%	3.2%	-	-		-	0.2%	-1.4%	7.6%	2.1%	-	-	-	-	-1.3%

	Chile	Argentina	Peru				Interco.	F. PACKAGING	Chile	Argentina	Peru				Interco.	F. PACKAGING

Tons (Third parties)	5,464	2,600	12,841				(2,016)	18,889	6,559	3,698	11,693				(635)	21,315
Tons (Intercompany)	0	0	0				0	0	0	0	0				0	0
Tons (Total)	5,464	2,600	12,841				(2,016)	18,889	6,559	3,698	11,693				(635)	21,315

Revenues (Third parties)	18,071	7,763	24,807				(2,699)	47,942	19,174	10,930	24,010				(1,109)	53,005
Revenues (Intercompany)	0	0	0				0	0	0	0	0				0	0
Total revenues	18,071	7,763	24,807				(2,699)	47,942	19,174	10,930	24,010				(1,109)	53,005
COGS	(14,919)	(7,180)	(21,242)				2,401	(40,940)	(15,977)	(9,661)	(20,009)				1,099	(44,548)
Gross Income	3,152	583	3,565				(298)	7,002	3,197	1,269	4,001				(10)	8,457
SG&A	(1,024)	(401)	(1,229)				(109)	(2,763)	(1,135)	(522)	(1,143)				(125)	(2,925)
Operating Income	2,128	182	2,336				(407)	4,239	2,062	747	2,858				(135)	5,532
EBITDA	3,069	662	3,359				(408)	6,682	3,089	1,241	3,867				(135)	8,062

Gross Margin	17.4%	7.5%	14.4%	-	-	-	-	14.6%	16.7%	11.6%	16.7%	-	-	-	-	16.0%
EBITDA Margin	17.0%	8.5%	13.5%	-	-	-	-	13.9%	16.1%	11.4%	16.1%	-	-	-	-	15.2%

	Chile							PROFILES	Chile							PROFILES

Tons (Third parties)	5,698							5,698	5,538							5,538
Tons (Intercompany)	0							0	0							0
Tons (Total)	5,698							5,698	5,538							5,538

Revenues (Third parties)	19,823							19,823	17,420							17,420
Revenues (Intercompany)	0							0	0							0
Total revenues	19,823							19,823	17,420							17,420
COGS	(15,727)							(15,727)	(14,412)							(14,412)
Gross Income	4,096							4,096	3,008							3,008
SG&A	(2,114)							(2,114)	(2,322)							(2,322)
Operating Income	1,982							1,982	686							686
EBITDA	2,605							2,605	1,476							1,476

Gross Margin	20.7%	-	-	-	-		-	20.7%	17.3%	-	-	-	-	-	-	17.3%
EBITDA Margin	13.1%	-	-	-	-		-	13.1%	8.5%	-	-	-	-	-	-	8.5%

Exhibit 7: Consolidated Balance Sheet

	million of Ch$		million of US$ (1)
	YTD Jun 07	YTD Jun 08	YTD Jun 07	YTD Jun 08

Cash	14,939	15,942	28.4	30.3
Time deposits and marketable securities	1,136	24,645	2.2	46.8
Accounts receivable	128,160	144,142	243.3	274.0
Accounts receivable from related companies	1,199	1,865	2.3	3.5
Inventories	137,497	158,990	261.0	302.2
Recoverable taxes	14,731	20,294	28.0	38.6
Prepaid expenses and other current assets	12,428	20,225	23.6	38.4
Total current assets	310,091	386,104	588.6	734.0

Property, plant and equipment (net)	182,462	181,191	346.3	344.4

Investments	6,884	2,314	13.1	4.4
Goodwill (net)	18,137	14,062	34.4	26.7
Long-term receivables	428	187	0.8	0.4
Other	11,760	14,615	22.3	27.8
Total other assets	37,208	31,178	70.6	59.3

ASSETS	529,762	598,473	1,005.5	1,137.7

Short-term bank borrowings	56,064	125,551	106.4	238.7
Current portion of long-term bank and other debt	18,769	13,022	35.6	24.8
Current portion of bonds payable	5,134	-	9.7	-
Current portion of long-term liabilities	2,460	2,957	4.7	5.6
Dividends payable	90	22	0.2	0.0
Accounts payable	43,013	69,041	81.6	131.2
Notes payable	1,166	2,267	2.2	4.3
Other payables	1,040	357	2.0	0.7
Notes and accounts payable to related companies	713	717	1.4	1.4
Accrued expenses	9,049	10,971	17.2	20.9
Withholdings payable	1,771	4,726	3.4	9.0
Deferred income	3,277	3,438	6.2	6.5
Income taxes	-	-	-	-
Other current liabilities	2,265	1,183	4.3	2.2
Total current liabilities	144,811	234,252	274.9	445.3

Long-term bank and other debt	42,251	48,753	80.2	92.7
Bonds payable	19,808	-	37.6	-
Accrued expenses	6,259	6,580	11.9	12.5
Total long-term liabilities	68,319	55,333	129.7	105.2

Minority Interest	28,002	25,392	53.1	48.3

Common stock	236,052	241,828	448.0	459.7
Share premium	44,487	44,434	84.4	84.5
Reserves	(6,039)	(15,912)	(11.5)	(30.2)
Retained earnings	14,130	13,146	26.8	25.0
Total Shareholders' Equity	288,630	283,496	547.8	538.9

LIABILITIES AND SHAREHOLDERS' EQUITY	529,762	598,473	1,005.5	1,137.7

1 Exchange rate on June 30 2008 US$1.00 = 526.05
1 Exchange rate on June 30 2007 US$1.00 = 526.86

Exhibit 8: Consolidated Statement of Cash Flow

	million of Ch$		million of US$ (1)
	YTD Jun 07	YTD Jun 08	YTD Jun 07	YTD Jun 08

Cash received from customers	389,775	431,278	739.8	819.8
Financial income received	1,900	1,262	3.6	2.4
Dividends and other distributions	-	-	-	-
Other incomes	2,122	10,205	4.0	19.4
Payments to suppliers and employees	(385,425)	(419,137)	(731.6)	(796.8)
Interests paid	(5,446)	(5,033)	(10.3)	(9.6)
Income taxes paid	(3,748)	(6,362)	(7.1)	(12.1)
Other expenses	(3,502)	(3,118)	(6.6)	(5.9)
Added Value Tax and others	1,325	(1,821)	2.5	(3.5)
Net cash flow from operating activities	(2,999)	7,273	(5.7)	13.8

Sale of Property, Plant and Equipment	475	28	0.9	0.1
Sale of permanent investments	0	-	0.0	-
Sale of other investments	-	-	-	-
Other proceeds from investments	4,241	-	8.1	-
Acquisition of fixed assets	(11,995)	(13,967)	(22.8)	(26.6)
Permanent investments	(7,407)	(1,545)	(14.1)	(2.9)
Other disbursements	(14)	(177)	(0.0)	(0.3)
Net cash flow used in investing activities	(14,698)	(15,660)	(27.9)	(29.8)

Issuance of shares	344	1,854	0.7	3.5
Loans obtained	94,990	146,117	180.3	277.8
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(728)	(16,915)	(1.4)	(32.2)
Capital distributions	(2,901)	-	(5.5)	-
Repayments of bank borrowings	(74,934)	(75,303)	(142.2)	(143.1)
Repayments of bonds	(2,432)	(22,710)	(4.6)	(43.2)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	-	-	-
Others	-	-	-	-
Net cash flow provided by financing activities	14,339	33,042	27.2	62.8

Net Cash Flow for the Period	(3,358)	24,655	(6.4)	46.9

Effect of price-level restatements on cash and cash equivalents	(36)	4,374	(0.1)	8.3

Net increase in cash and cash equivalents	(3,394)	29,030	(6.4)	55.2

Cash and cash equivalents at the beginning of year	19,470	11,557	37.0	22.0

Cash and cash equivalents at end of the period	16,075	40,587	30.5	77.2

1 Exchange rate on June 30 2008 US$1.00 = 526.05
1 Exchange rate on June 30 2007 US$1.00 = 526.86